March 20, 2007

John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Re: File No. 1-10348 (Precision Castparts Corp.)

Dear Mr. Cash:

We received your letter dated February 8, 2007 regarding certain of our reports. The following is our response to your comments and questions:

FORM 10-K FOR THE FISCAL YEAR ENDED APRIL 2, 2006

Environmental Compliance, page 12

1.	We note your references to asset retirement obligations on page 13 and have the following comments:

•	Please provide us with a more detailed description of each of your asset retirement obligations.

•

Please provide us with more detail as to how you concluded that the fact that “the settlement dates are unknown at this time” results in an inability to reasonably estimate the fair value of these obligations. In this regard, the expected cash flow approach of CON 7 allows for uncertainty of the timing of cash flows. Please help us to better understand the extent of your uncertainties.

•

Please either confirm to us that you will provide footnote disclosures consistent with paragraph 22 of SFAS 143 in future filings, or tell us why such disclosures are not necessary. If appropriate, please revise the disclosure on page 13 in future filings to clarify this matter.

Response

•

The Company has only one identified asset retirement obligation as is defined by SFAS 143, “Accounting for Asset Retirement Obligations.” The Company has a manufacturing facility with known contamination that would require remediation if the Company were to cease manufacturing operations and demolish or sell the property. As long as the Company continues to operate the facility, no remediation efforts are required. Accordingly, the asset retirement obligation is a conditional asset retirement obligation as that term is used in paragraph A23 of SFAS 143 and clarified in FASB Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations.”

•

Due to the long term productive nature of the Company’s manufacturing operations, absent plans or expectations of plans to initiate asset retirement activities, the Company is unable to determine a potential settlement date to be used in a fair value calculation as defined by CON 7 and further defined by FIN 47. We believe this treatment is consistent with paragraphs A9 and A10 of FIN 47.

•	Paragraph 22 of SFAS 143 requires that an entity disclose the following information about its asset retirement obligations:

a.	A general description of the asset retirement obligations and the associated long-lived assets

b.	The fair value of assets that are legally restricted for purposes of settling asset retirement obligations

c.	A reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations showing separately the changes attributable to (1) liabilities incurred in the current period, (2) liabilities settled in the current period, (3) accretion expense, and (4) revisions in estimated cash flow, whenever there is a significant change in one or more of those four components during the reporting period

If the fair value of an asset retirement obligation cannot be reasonably estimated the fact and reasons therefore should be disclosed.

The Company will revise future filings to better clarify requirement a. above to include the following or similar language:

In accordance with FAS 143 and FIN 47, PCC will record all known asset retirement obligations for which the liability can be reasonably estimated. Currently, PCC has identified a known asset retirement obligation associated with environmental contamination at one of its manufacturing facilities. The Company, however, has not recognized a liability under FIN 47 for this retirement obligation because the fair value of remediation at this site cannot be reasonably estimated since the settlement date is unknown at this time. The settlement date is unknown because remediation of this site is not required until production ceases, and the Company has no current or future plans to cease production. This asset retirement obligation, when estimable, is not expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, cash flows or business.

Bullets b. and c. above are not applicable to the Company.

Financial statements for the Fiscal Year Ended April 2, 2006

Summary of Significant Accounting Policies - Environmental Costs, page 44

2.	We note your disclosures concerning environmental liabilities and have the following comments:

•	Please supplementally provide to us the disclosures required by Question 2 of SAB Topic 5Y.

•

Please either confirm to us that you will provide these disclosures in future filings, or tell us why you do not believe such disclosures are necessary. In this regard, we note your statement that future adjustments to your accrual could have a material adverse effect on your results of operations in a given period.

•

We note that your accrual for environmental liabilities is relatively small, particularly given the number of Superfund and other sites discussed on page 13. Please help us to better understand why the accrual seems relatively small. Specifically, please tell us the number of sites that you have identified as requiring environmental remediation, and for each site, please help us to understand the stage of your investigation of potential liability and remediation costs. For example, you should tell us if you are in the beginning stages of assessing these costs at certain sites, such that the studies needed to determine the extent of liability and cost have not been started; or you should tell us if you are at the end of the remediation process with certain sites, such that only minimal remediation work remains to be done. Also tell us the number of other potentially responsible parties involved at each site, and the percentage of the total cost at each site that you expect to bear.

•

Please refer to Question 3 of SAB Topic 5Y. Please help us to understand why you do not believe that information similar to that requested in our third bullet point should be disclosed in your MD&A. Alternatively, please confirm to us that you will provide disclosures consistent with Question 3 in future filings.

Response

•

Under the first bullet, you request additional information consistent with the disclosures required in Question 2 of SAB Topic 5Y. As described in our filings, our accruals for known environmental liabilities represent PCC’s best estimate of its probable future obligations for the investigation and remediation of known contaminated sites. PCC’s accruals include asserted and unasserted claims. The estimate of our environmental costs is based on currently available facts, present laws and regulations and current technology. While our disclosures identify a number of circumstances and assumptions that affect the reliability and precision of our loss estimates, in the future, and consistent with Question 2 of SAB Topic 5Y, we will disclose additional factors and assumptions we take into account in establishing our accruals such as:

Circumstances Affecting the Reliability and Precision of Loss Estimates: PCC’s loss estimates for environmental matters take into consideration the Company’s prior experience in site investigation and remediation, the data available for each site, and the professional judgment of our environmental specialists and consultants. Although recorded liabilities include PCC’s best estimate of all probable costs, PCC’s total costs for the final settlement of each site cannot be estimated with certainty due to the variety of factors that make potential costs associated with contaminated sites inherently uncertain, such as: the nature and extent of site contamination, available remediation alternatives, the extent to which remedial actions will be required, the time period over which costs will be incurred, the number and economic viability of other responsible parties, and whether the Company has any opportunity of contribution from third parties, including recovery from insurance policies. In addition, sites that are in the early stages of investigation are subject to greater uncertainties than mature sites that are close to completion. Although the sites identified by the Company vary across the spectrum, a number of the Company’s non-Superfund sites could be considered at an early stage of the investigation and remediation process. Therefore, the Company’s cost estimates and its accruals associated with those sites are subject to greater uncertainties.

Joint and Several Liability: PCC is a party to various cost-sharing arrangements with other Potentially Responsible Parties (PRPs) at certain sites. While the terms of some of the cost-sharing arrangements are subject to non-disclosure agreements as confidential information, some of these arrangements involve a regulatory agency and are thus public documents. Nevertheless, the cost-sharing arrangements generally require all PPRPs to post financial assurance of the performance of the obligations, and as a consequence, although PCC assumes it will not bear the entire cost at these sites, the assumption is based on these cost sharing arrangements and on an assessment of the likelihood that such parties will fulfill their obligations at such sites.

Timing of Expenditures: Environmental contingent liabilities are often resolved over a long period of time and the timing of expenditures depends on a number of factors that vary by site. PCC expects that it will utilize present accruals over many years and that remediation of all currently known sites will be completed within 30 years. While it is possible that a significant portion of the accrued costs as of April 2, 2006 may be paid out over the next ten years, PCC anticipates that no individual site will be considered to be material to the Company’s consolidated financial position, results of operations, cash flows or business.

Recovery of Contingent Losses Through Insurance, Indemnity or Other Sources: As stated in our disclosure, PCC’s accruals include PCC’s best estimate of all probable costs, without reduction for anticipated recovery from insurance or third parties unless collection is probable. While PCC has asserted claims against its insurance carriers and against third parties for a number of sites, uncertainties with respect to recovery exist at a substantial number of these sites. Therefore, PCC has accrued liabilities for all but two sites: PCC’s Small Parts Campus in Portland, Oregon, and the Pasco Landfill matter in Pasco, Washington, where PCC’s insurance carriers have accepted the claims and have a history of paying the remedial action costs at these sites. We have no reason to believe that the carriers will not fulfill their obligations with respect to these two sites.

•	As stated above, PCC will expand its disclosures regarding environmental matters consistent with Question 2 of SAB Topic 5Y in its April 1, 2007 10-K.

•

The comment under the third bullet states that PCC’s accruals appear small relative to the number of Superfund sites identified on page 13 of the Company’s 10-K. The size of the Company’s accruals, relative to the number of Superfund sites, reflects the relative maturity of these sites, as almost all of the sites listed in the Company’s 10-K are in the final remedy implementation stage. As a consequence, PCC’s liability at these relatively mature sites is not subject to a number of uncertainties that are incumbent on newly discovered contaminated sites, and, more important, PCC’s liability at these sites is not considered significant. For example, in 2003, the EPA determined PCC’s liability at the Casmalia Resources site in Santa Barbara County, California, to be de minimis, and PCC settled its liability for $43,000. This amount remains an accrual waiting for the EPA to request final payment. EPA offered de minimis settlements to over 1,000 potentially responsible parties, and PCC was one of approximately 650 de minimis potentially responsible parties that settled their liability. EPA has settled with over 100 major potentially responsible parties at the Casmalia Resources site. PCC’s single largest accrual for a federally designated Superfund site is at the Boarhead Farms site in Bucks County, Pennsylvania. The accrual is for $3,564,000 which is an estimated amount for the completion of long term groundwater monitoring of the remedy at the site (estimated at 30 years). The EPA issued a Record of Decision for the site in 1998. Although the selected remedy was completed in 2003, long term groundwater monitoring of the remedy will continue, three times a year, for an estimated period of 30 years or until the EPA determines that groundwater monitoring is no longer necessary. The EPA will conduct a review of the remedy every five years; the first five-year review is scheduled to be completed in May 2007. Accordingly, the length of time that groundwater monitoring is necessary at the site, and, in turn, the costs necessary to close the site, may be less than the estimated amount for the projected 30 years. However, as disclosed in our filings, our accruals are not discounted, but will be adjusted, as appropriate, when new information is available. At the Boarhead Farms site, PCC is one of four companies (along with the Ford Motor Company, TI Group Automotive Systems Corp. and Cytec Industries Inc. (formerly American Cyanamid Corp.) that agreed to perform the remedial action in accordance with a Consent Decree entered into with the U.S. Environmental Protection Agency, on behalf of the United States. Again, PCC’s accrual represents its one-quarter share of the estimated cost for completing the remedial action at the site.

As of April 2, 2006, PCC’s accruals for the seven federally designated Superfund sites accounted for just over $6 million of the $35.5 million in reserves. The balance of approximately $29.9 million of those reserves were for currently or formerly owned properties. These accruals are for both asserted and unasserted claims, and these sites are in various stages of the investigation and remediation process. For example, the largest accrual for these sites, accounting for over $16 million, is for the Company’s facility in North Grafton, Massachusetts. This site has been under investigation and remediation with the Massachusetts Department of Environmental Protection since 1994. As a consequence, this site is relatively mature, and the accrual, which is primarily for the implementation of the remedy, is based on a substantial amount of information and input from our environmental specialists, consultants and the regulatory agency. We have a number of additional sites that are less mature and therefore subject to greater uncertainties. However, based on currently available information, the Company does not believe there is a reasonable possibility that a loss exceeding the amounts already accrued for our environmental matters (either individually or in the aggregate) would be in an amount that would have a material adverse effect on the Company’s consolidated financial position, results of operations, cash flows or business.

•	PCC will expand its disclosures in its MD&A regarding environmental matters consistent with Question 3 of SAB Topic 5Y in its April 1, 2007 10-K.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 1, 2006

Financial statements for the Period Ended October 1, 2006

Note 3 - Acquisitions, page 9

3.	We read that you have not provided pro forma information concerning your acquisition of SMC because this acquisition did not have a material impact on your results of operations. We also assume that you concluded that this acquisition was not “significant” under Article 3-05 of Regulation S-X since you did not file a Form 8-K containing historical and pro forma financial statements related to your acquisition of SMC. However, your conclusions concerning this acquisition are unclear to us since your October 1, 2006 MD&A and your press release for your December 31, 2006 results indicate that the acquisition of SMC was one of the primary drivers for your improved results in fiscal 2007. In this regard, we also read on page 23 of your April 2, 2006 Form 10-K that SMC has annual sales in excess of $1.0 billion, which we note is approximately one-third of your annual sales. To help us better understand your conclusions concerning significance, please supplementally provide us with your analysis of significance for each of the three factors specified in Article 3-05 and Article 1-02(w) of Regulation S-X. To help us better understand your conclusions concerning providing pro forma results under SFAS 141, please supplementally provide us with the disclosures required by paragraphs 54 and 55 of SFAS 141 as of December 1, 2006, and tell us why you do not believe these disclosures are necessary in your fiscal 2007 filings.

Response

The Company advises the Staff that it does not believe its acquisition of SMC is considered “significant” in reference to SEC Regulation S-X, and therefore has not provided audited and pro forma financial statements related to SMC in a Form 8-K filing. In making this determination, the Company followed the guidance in Rule 11-01(b)(1) and Rule 3-05(b) of Regulation S-X. As directed, PCC performed the calculations specified in Rule 1-02(w), substituting 20 percent for 10 percent each place 10 percent appears therein. As none of the conditions exceeded 20 percent, the Company concluded that separate audited financials and the related pro forma financial statements were not required. The calculations for each of these three factors are supplementally provided to the Staff in Exhibit A.

Paragraphs 54-55 of SFAS No. 141 require pro forma disclosure for the period in which a material business combination occurs. As shown in Exhibit B, the Company has supplementally provided the Staff with the pro forma disclosures for the three and six months ended October 1, 2006 and October 2, 2005. The analysis shows that consolidated net income would have increased by $1.8 million, or 0.7%, and EPS would have increased $0.01 or 0.5%, for the six months ended October 1, 2006 if the acquisition had been completed at the beginning of the period. In the same period a year ago, consolidated net income would have increased $8.4 million, or 5.4%, and EPS would have increased $0.06, or 5.2%, for the six months ended October 2, 2005 if the acquisition had been completed at the beginning of the period. Because the acquisition of SMC is not material to our results of operations, based on the percentages of income and EPS enumerated above, and because the acquisition is not considered a significant acquisition under Regulation S-X, we do not believe disclosure is required under paragraphs 54-55 of SFAS No. 141.

The Company also notes that the operating performance of SMC has improved significantly since the acquisition date and is becoming more material to the consolidated results of the Company, which has warranted recent discussion in our MD&A and earnings releases. SMC had recently emerged from bankruptcy and has been able to quickly realize cost reductions and synergies with PCC’s base businesses, resulting in increased sales volume and improved operational efficiency. We believe that this further demonstrates that the pre-acquisition financial information required for the pro forma disclosure would not be considered material to an investor, as it is not representative of SMC’s current or future operating results.

Subsequent to the second quarter 10-Q filing under review, the Company completed its acquisition of GSC Foundries (“GSC”) and Cherry Aerospace (“Cherry”) on February 2, 2007 and February 23, 2007, respectively. In addition, the Company has one additional pending acquisition of McWilliams Forge that will likely be completed in the first quarter of fiscal 2008. The Company has performed initial materiality analyses on these business combinations, noting that none of the conditions of Regulation S-X exceed 20 percent on an individual basis, nor do they exceed 50 percent in the aggregate. However, the Company notes that SFAS 141 also requires companies to aggregate individually immaterial business combinations occurring in the same period. The Company has determined that the SMC acquisition, when combined with GSC and Cherry, may be considered significant or relevant to an investor in the aggregate; therefore PCC will include the disclosures required by paragraph 54-55 of SFAS 141 in its 10-K filing for the fiscal year ended April 1, 2007.

4.	We note that for both the SMC acquisition and the Shur-Lok acquisition, you identified few intangible assets other than goodwill. Please tell us what consideration you gave to identifying and valuing any order or production backlog, customer contracts, or other customer relationships. Refer to paragraphs A19 and A20 of SFAS 141.

Response

As part of the Company’s overall approach to identifying and valuing acquired intangible assets, discussions took place involving upper levels of management of each of the acquired companies and key individuals familiar with marketing-, customer-, contract- and technology-based intangibles. From these discussions, a comprehensive list of potential intangible assets was developed for consideration. In the case of Special Metals Corporation (“SMC”), an independent appraiser was engaged to assist with this process. The results of these discussions with regard to production backlog and other customer-related intangible assets were as follows:

Shur-Lok

Shur-Lok’s backlog that was in process at the date of acquisition was adjusted to fair value by uplifting the related inventories to reflect sales value less costs to sell. The remaining backlog was valued based on the profit associated with selling costs that were incurred prior to the date of acquisition. Since selling costs are very low in our business, the resulting value of this remaining backlog was determined to be immaterial, and therefore, no separate value was assigned.

Shur-Lok’s major customers include Boeing, GE, the US Government, BAE Systems, EADS and Honeywell, all of which are current customers of the Fastener Products Segment and PCC. With regard to these customers, no significant contracts or orders existed at Shur-lok that were more favorable than the contracts in place at other PCC operations. In addition, management believes that sales are won primarily on price, quality and delivery performance, with customer relationships having a negligible impact. Accordingly, no asset value was attributed to customer relationships or lists.

Special Metals Corporation (“SMC”)

SMC emerged from bankruptcy and was experiencing difficult conditions both operationally and in their addressed markets just prior to the Company acquiring it. Due to this situation, SMC had entered into numerous unfavorable contracts in order to keep the operations running and generate sufficient cash to survive. As a result, most of the backlog and customer contracts at the time of acquisition were of little value or in many cases unprofitable to the company. Therefore, no asset value was assigned to backlog and other customer-related intangible assets.

Management’s Discussion and Analysis of Financial Condition and Results

Results of Operations by Segment, page 29

5.	When you list multiple factors as contributing to the change in your segmental results, please revise future filings to quantify the impact of each factor, where applicable. For example, where the acquisition of SMC or Shur-Lok has contributed to increased revenues for one of your reportable segments, you should quantify those revenues to provide your investors with better insight into the impact of these acquisitions on your results. If an acquisition has significantly impacted your segmental operating margins, you should also provide more insight around the underlying reasons for this impact. For example, we read that the operating margin for Forged Products had an “expected dilution from lower margins at SMC;” however, it is unclear from your current disclosure why lower margins were expected and whether you expect SMC’s margins to change in the future or to continue to dilute the margins in this segment. We remind you that one of the primary objectives of MD&A is to provide a context within which your results may be analyzed and to allow your investors to see your company through the eyes of management. Please refer to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm, and to Item 303 of Regulation S-K.

Response

In future filings we will quantify the impact of any material items within our MD&A so as to provide a better context within which the Company’s results may be analyzed.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

We believe that the information above is responsive to your questions and observations. We would be happy to discuss any questions or comments you have regarding our responses. You may call Shawn Hagel, Vice President and Corporate Controller, at 503 417 4844 or me at 503 417 4810.

Sincerely,

/s/ William D. Larsson
William D. Larsson
Senior Vice President and Chief Financial Officer